UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                            HEALTH EXPRESS USA, INC.
                            ------------------------
                 (Name of Small Business Issuer in its Charter)



              Florida                                      65-0847995
              -------                                      ----------
(State or Other Jurisdiction of                 (I.R.S. Employer Identification
 Incorporation or Organization)                              Number)



275 Commercial Blvd., Suite 260
Fort Lauderdale, FL                               33308
-------------------                               -----
(Address of Principal Executive                 (Zip Code)
Offices)


                           Issuer's Telephone Number:
                                 (954) 776-5401


        Securities to be registered pursuant to Section 12(b) of the Act:
                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                                (Title of Class)

PART 1




ITEM 1.  DESCRIPTION OF BUSINESS

(a)      Business Development

         Health Express USA, Inc. ("Health Express" or the "Company"), was incorporated in Florida on July 2, 1998 to develop, construct and operate gourmet, fast food restaurants. Since inception, the Company has had no operations and has conducted no business. It is currently in the development stage and is in the process of completing construction of its first restaurant, which is expected to open for business in November 1999.


(b)      Business of the Issuer

         (1) Principal Products and Services and their Markets.

         Management's present focus is the construction of its first restaurant and satisfying consumer demands and preferences in the healthy and nutritious fast food arena in the local market. The Company's initial restaurant and all future restaurants, if any, will operate under the name "Healthy Bites Grill". The principal products that will be offered by the Company through its restaurants are gourmet, healthy and nutritious fast food items. These items are expected to include vegetable (veggie) burgers, mushroom burgers, salads, smoothies and natural, healthy beverages. The items will be available for consumption on site or as take-out items purchased in the restaurant or at the drive-thru.

         Under an agreement with Data Central USA, Inc. the Company is assembling a select group of high profile product lines for its joint marketing effort. Based in Ocala, Florida, Data Central manages the frequent-dining programs for multi-unit restaurant chains by providing turnkey electronic loyalty/frequency solution services. Data Central supplies point-of-sale hardware, software, plastic magnetic stripe cards and all support material for the electronic frequent diner programs. Under this program customers have to spend money in order to accrue points for the loyalty discount program. This enables Health Express to increase sales and customer loyalty while simultaneously acquiring and managing a sizable database.

         As a restaurant operation designed with the goal to ultimately expand nationwide, management has focused its attention on gaining an understanding of consumer demands in healthy foods. Management is currently developing the restaurant's initial menu selections with the assistance of its menu and food preparation team comprised of Mr. David Maltrotti, Executive VP of Operations and Mr. Roy A. Kindberg, General Manager.

     In an effort not to duplicate consumer taste tests already fully implemented by major players in the health food industry, such as Wild Oats and WholeFoods, the Company is creating its initial menu based on currently known consumer preferences and by including new menu items not traditionally found in fast food restaurants such as complete protein vegi-burgers and grilled portobella pannini. This is an ongoing process, the results of which will not be fully known until the Company's first restaurant is opened and consumer surveys are completed and analyzed. The results of such surveys will play a key role in the addition, deletion and modification of menu items. Management expects the expansion of the Company's restaurant operations will require the establishment of a department dedicated to market survey and testing in order to refine its menu items in response to internally generated market surveys.

         A key element of the Company's business plan is to enter into franchise agreements with potential and qualified franchisees to open and operate restaurants under the "Healthy Bites Grill" name. The Company has retained an experienced franchise consultant to assist in the development and implementation of this plan. Management believes that the Company has found a niche in the fast food industry by being the sole providers of healthy food on a fast food format. It is expected that the franchise agreements will include royalty fees based on sales volume and require operational and quality control.

         Mr. David Maltrotti, Executive VP of Operations will be in charge of all aspects of restaurant operations, including equipment purchasing decisions and restaurant layout recommendations. Mr. Maltotti is an experienced gourmet\conventional chef with a proven track record.


         (2)  Distribution Methods

         It is anticipated that the initial restaurant will serve food prepared in its on-site kitchen. A warehouse/storage facility is planned to be leased for short-term distribution items such as ancillary food products and supplies. Management anticipates that once franchise operations commence, the Company will operate a drop shipment facility for the distribution of certain menu items that allow for the pre-preparation and delivery to various franchises within regional boundaries based on logistical factors such as distance and delivery time. Thereafter, management anticipates that additional distribution facilities will be needed if franchise restaurants are opened in different geographic regions of the country. The Company's initial franchises are expected to be in the South Florida area.

      The Company has received local, regional and nationwide attention with various write ups in several industry publications such as Restaurant News, Crittendens Restaurant Chain Report, Sunbelt Food Service Magazine and Natural Products Industry Provider. The Company has also joined with a major specialty coffee distributor as well as other food and supplies distributors. The Company is currently involved in aligning supplier relationships with SYSCO Food Service, Organica, Cornucopia, United Distributors, Kinfolk, Green Garden, Tree of Life and Standard Coffee Service of Boca Raton, Florida.

         Management believes that the sight chosen represents the ideal type of location for the Company's restaurants. It is expected that this model will serve as the blueprint for future restaurants. Location represents one of the factors to the success of the Company's restaurants, with other factors being food related (quality, price, timeliness and convenience) and quality of service. Management believes that its restaurants will attract the attention of the local consumer. It is the Company's goal to give the consumer the kinds of products that it wants and will cause him or her to be a repeat customer.


         (3)  Status of Publicly Announced New Products or Services

         On September 28, 1999, the Company announced the opening of its initial flagship restaurant for the fall of 1999. This news release to Business Wire introduced Health Express as a fast food restaurant chain offering healthy food and announced the opening of its first restaurant for the fall of 1999. As of today, the Company has begun construction and is planning a grand opening for the end of November of 1999.


         (4)  Competitive Business Conditions

         The Company has competition from existing fast food chains offering conventional fast food. However none offer the type of products that the Company is specializing in. In fact, the major competitors are the ones that offer the type of fast food that the health conscious American consumer is now avoiding. Additionally, management anticipates that it may have competition from established health food stores and small single proprietary health food restaurants. There are no direct competitors in the area of healthy fast food. Management believes that the Company can develop name identification with specific menu items offered in the healthy gourmet fast food industry, which is expected to enable the Company to compete in its niche market. Management believes, although no assurances can be given, that the Company has a competitive edge which is based on a combination of consumer demands for a reasonably priced healthy meal served in less time and with consistently good taste. Competitors in the health food market such as Wild Oats and Whole Foods which are operating in Fort Lauderdale are currently successful but do not offer fast food service with convenient drive-thru.



         (5) Dependence on Major Customers

         The Company, as a fast food restaurant, is not dependent on any major customers but will seek to gain the patronage of the local consumers within a strategic location. The current sight for the initial restaurant represents what management perceives as an ideal location for a flagship operation. It is centrally located in a business and medical community within a few mile radius of two popular health clubs, a karate center and apartment and residential areas.

          It is also on a busy thoroughfare which links a major highway and the ocean with substantial traffic flow of business people, tourists and local residents. The mission of the Company is to ensure repeat business and customer loyalty by providing a high quality nutritious and delicious meal at a reasonable price in relatively short time and within pleasant surroundings.

         (6)  Intellectual Property

         The Company has filed a trademark application for a federally registered trademark for the name "Healthy Bites Grill" which is intended to be used as the name for all restaurants. The approval is pending. Confidentiality agreements will be required from all production personnel on the Healthy Bites Grill recipes.


         (7)  Governmental Approval

         At the present time there is no government approval required for the Company's principal products or services. Restaurant operations are generally subject to local, county and state restaurant operation, health, sanitation and quality guidelines. The Company's operations are also subject to standard hospitality, food safety and sanitation guidelines.

         (8)  Governmental Approval, Regulation and Environmental Compliance

         The Company is and will be subject, both directly and indirectly, to various laws and regulations relating to its business, including city and county occupational licenses and health and sanitation inspections. At the present time, management believes that it is in material compliance with all applicable ordinances, rules and regulations, however, new rules, ordinances and regulations may be enacted in the future which may require compliance by the Company in the future. The Company anticipates that it will have no material costs associated with compliance with current federal, state and local environmental laws.

         (9) Research and Development

         The Company has retained the services of independent contractors to conduct market surveys and similar studies. Management does not anticipate that it will conduct any research and development in the foreseeable future.

         (10)     Employees and Facilities

         As of September 24, 1999, the Company had four (4) full-time and two
(2) part-time employees. The Company also employs independent contractors and other temporary employees. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good.

          The Company expects the number of employees to grow significantly over the next twelve months once its initial restaurant opens and it commences operations. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

          The Company expects growth by both franchising and direct ownership in various locations. Each restaurant is expected to require approximately twelve employees. Reporting is expected to be highly centralized and the accounting and management report functions will require a minimum amount of skilled professionals

         The Company's first restaurant operation will be in leased space located at 1538 East Commercial Blvd, Fort Lauderdale, Florida. See Item 3. Description of Property. The Company's executive offices are at 275 Commercial Boulevard, Suite 260, Fort Lauderdale, Florida. The Company believes that additional space will be required as its business expands and that it will be able to obtain suitable space as needed. The Company does not own any real estate.

         (c)  Reports to Security Holders

         Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go to the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-KSB, 10-QSB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

         (d)  Year 2000 Disclosure

         The Company does not anticipate any problem in dealing with computer entries in the year 2000 or thereafter, with any computers currently used at its facilities. All of the Company's computer systems are new and have been Year 2000 compliant since their acquisition. The Company keeps current with all updates and revisions with all software the Company currently uses. It is anticipated that the software updates reflect required revisions to accommodate transactions in the Year 2000 and thereafter. Nonetheless, management recognizes the problems that may arise in connection with the Year 2000 issue.

         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using A00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company does not believe that it has material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the year 2000. The Company intends to survey its major vendors to determine the extent to which their computer systems (insofar as they relate to the Company's business) are Year 2000 compliant. The Company is currently unable to predict the extent to which the Year 2000 issue will affect its vendors, or the extent to which it would be vulnerable to the vendor's failure to remediate any Year 2000 issues on a timely basis. The failure of a major vendor subject to the Year 2000 to convert its systems on a timely basis or a conversion that is incompatible with the Company's systems could have an adverse effect on the Company. In addition, in a worst case scenario, if the Company's vendor's computer systems do not contain the necessary software updates to be Year 2000 compliant, a multitude of problems could occur which may include, among others, lost orders, supplies not shipped or shipped to incorrect addresses and credit card purchases incorrectly credited or debited. As a result, the Company's operations could be adversely affected which could result in lost business, which may have a material adverse effect on its business and its financial condition


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION OR PLAN OF OPERATION

Plan of Operation


         The Company's plan of operations has been developed using a step by step approach, with each phase of the plan closely monitored and implemented prior to implementation of the next phase of the plan. The phases can be divided as follows:

                    1.       Completion of construction phase
                    2.       Initial restaurant opening and operation
                    3.       Preparation of franchise circulars and agreements
                    4.       Local franchising efforts

         Management expects that the total cost for its initial flagship restaurant will be approximately $250,000. The Company has raised approximately $ 525,000 from the sale of securities. After opening the initial restaurant, the Company will seek to commence the sale of restaurant franchises. It is expected that there will be a franchise fee of $ 15,000 to $ 20,000 and royalties payable to the Company of between 6% and 8% of gross sales

         The Company's plan is to operate one Company owned restaurant in 1999. For the year 2000, the Company plans to open and operate one additional Company restaurant and have agreements for 3 to 5 franchise restaurants. For year 2001, the Company is planning to own additional two restaurants with 5 to 10 new franchises. The Company plans to grow conservatively through cash flow from operations and franchise revenues.

         As of June 30, 1999 the Company had cash on hand of approximately $ 180,328. Expenditures for restaurant equipment totaled $ 15,700. The balance of restaurant equipment purchasing will be approximately $ 59,500.

         From time to time the Company may evaluate potential acquisitions involving complementary businesses, content, products or technologies. The Company has no present agreements or understanding with respect to any such acquisition. The Company's future capital requirements will depend on many factors, including growth of the Company's restaurant business, the success of its franchising operations, economic conditions and other factors including the results of future operations.

         The Company currently has four (4) full time employees. Management expects to hire approximately 12 additional people for the operations of its initial restaurant as follows:

    No. of Employees              Department            Job Descriptions.

            2                     Management            General Manager and
                                                          Assistant
            2                     Production            Food Preparation
            3                     Line                  Food Preparation
            5                     Cashiers              Cashier/Customer
                                                          Service

ITEM 3.  DESCRIPTION OF PROPERTY


         On January 25, 1999 the Company entered into a five-year lease with three renewal options of three years each for the location of its flagship restaurant comprised of 3,129 square feet at a rate of $12.50 per square foot. The current monthly rent is $3,250 with scheduled annual increases. The leased property is located at 1538 E. Commercial Boulevard, Fort Lauderdale, Florida, which is a major east-west thoroughfare in the northeast section of the city. The location is adjacent to or near sprawling businesses, medical centers and hospitals. The restaurant is easily accessible by several major thoroughfares including Interstate 95 and US 1. The Company has received approval for final city and county building permits to begin construction September 1999. The opening of the first restaurant is scheduled for November 1999.

         The current lease contains provisions for hazard, liability and flood insurance, which, in the opinion of management, are adequate for coverage from potential property damage. In addition, the Company will acquire additional coverage under an umbrella policy to cover potential liability arising from restaurant operations. Employee worker compensation coverage is mandatory and covered under separate policy.

         The Company's executive offices are located at 275 Commercial Boulevard, Suite 260, Fort Lauderdale, Florida. It leases 1,000 square feet at a monthly rental rate of $ 500 on a month to month basis. Management believes that it will be able to obtain suitable space as needed and has the physical ability to acquire additional office space at its current location. The Company leases its office space and does not own any real estate. The Company is not in the business of investing in real estate or real estate mortgages.




ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT

(a)      5% Shareholders.

         The following information sets forth certain information as of September 24, 1999 about each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock:

                           Name and Address              Amount and Nature               Percent
Title of Class             of Beneficial Owner           of Beneficial Ownership(1)      of Class(2)
--------------             -------------------           --------------------------      -----------


Common                      Douglas Baker                         2,097,000                 38%
                                5206 NW 28 St.
                                Margate, Fla. 33063


Common                      Marco D'Alonzo                        2,220,000                 41%
                                3557 Dunes Vista Dr.
                                Pompano Beach, Fla. 33068

 (b) Security Ownership of Management:

                           Name and Address              Amount and Nature               Percent
Title of Class             of  Beneficial Owner          of Beneficial Ownership(1)      of Class (2)
--------------             --------------------          --------------------------      ------------

Common                      Douglas Baker                         2,097,000                 38%
                                5206 NW 28 St.
                                Margate, FL 33063

Common                      Marco D'Alonzo                        2,220,000                 41%
                                3557 Dunes Vista Dr.
                                Pompano Beach, FL 33068

Common                      David Maltrotti                          10,000                  *
                                4501 W.Atlantic Blvd., #1510
                                Coconut Creek, Fl. 33066

----------------
* Less than 1 %.

(1) Messrs. D'Alonzo and Baker have options to purchase 1,780,000 and 1,903,000 shares, respectively, of common stock at an exercise price of $0.35 per share. The Board of Directors granted these options on June 14, 1999.

(2) All percentages are calculated based upon 5,476,817 shares issued and outstanding as of the date of September 24, 1999


(c) Changes in Control:

         There is no arrangement, which may result in a change of control.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
         AND CONTROL PERSONS

(a)  Directors and Executive Officers

         As of September 24, 1999, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:


Name                       Age           Position                      Period Served as Director
----                       ---           --------                      -------------------------

Douglas Baker              36        Director, President and Chief     July 2, 1998 to date
                                     Executive Officer

Marco D'Alonzo             33        Director, Secretary and Chief     July 2, 1998 to date
                                     Operating Officer

David Maltrotti            39        Executive Vice President          Feb. 3, 1999 to date

-------------------------
* The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board and subject to employment agreements, if any, approved and ratified by the Board.

(b)  Business Experience

         Douglas Baker has more than 10 years sales experience in the competitive financial services industry. He has been actively involved in the financial public relations industry since 1994. Mr. Baker has owned and operated several successful businesses. He has been a licensed stockbroker, 220 insurance agent and mortgage broker. From 1994 to 1998 he was the owner of First Equity Group, a financial public relations company. From 1992 to 1993 he was an insurance manager with Aachen Insurance Company. From 1986 to 1991, he was a stock broker of various brokerage firms in South Florida.

         Marco D'Alonzo is experienced in all aspects of corporate, financial and business affairs. He has owned and operated a succession of financial businesses of varying type throughout the course of his career. From 1994 to1998, he was an owner of First Equity Group, with Douglas Baker, financial public relations company. From 1986 to 1991, he was a stock broker in various brokerage firms in South Florida.

         David Maltrotti has a long track record with various South Florida gourmet establishments as a chef in charge of designing healthy menus. His 25 years experience includes management positions in the area of restaurant design and operational implementation. From 1998 to 1999, he was Executive Chief for the North Broward Hospital District located in Fort Lauderdale, Florida. From 1995 to1998 he was Executive Chef for Natural Food Markets of South Florida. From 1989 to1995 he was Executive Chef for Whole Earth Market located in Boca Raton, Florida.

         The Company currently does not have any employees expected to make a significant contribution to the business. The Company has engaged a consultant for their future franchise operations. The Company has also engaged a professional marketing firm for their local and national campaign. The Company, however, expects that some individuals who are currently working on a consulting basis may be retained as full time employees at the operational/managerial level in the future. The Company is currently reviewing several portfolios in order to add key personnel at the executive/directorship level.


c)  Directors of Other Reporting Companies:

         None of the Company's executive officers or directors is a director of any company that files reports with the Securities and Exchange Commission.


(d)  Employees:

         The Company currently has four full time employees. Mr. D'Alonzo and Mr. Baker, the principal shareholders and officers and directors of the Company have not yet formulated a formal compensation plan. Mr. Dave Maltrotti is under an employment agreement with no stated monetary compensation package. Mr. Maltrotti has been issued 10,000 shares of restricted common stock as part of an incentive package.


 (e) Family Relationships:

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company.


(f)  Involvement in Certain Legal Proceedings:

         None of the officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.



ITEM 6.  EXECUTIVE COMPENSATION

         The Company did not compensate management in the year ended December 31, 1998. The Company has compensated Messrs. D'Alonzo and Baker $ 7,576 each in 1999. They have also each been granted certain stock options as additional monetary compensation in 1999. Mr. Maltrotti has received compensation in the amount of $ 15,170 and shares of common stock through an employment agreement. None of the Company's executive officers earned more than $100,000 during the years ended December 31, 1998.

                                                    Summary Compensation Table

                                                                                Long Term           Compensation
                                                                                ---------           ------------
                                                Annual Compensation                Awards              Payouts
                                                -------------------                ------              -------



  Name and Principal Position                  Year    Salary   Bonus   Annual   Restricted Under-   LTIP    Other
  ---------------------------                  ----    ------   -----   Comp-    Stock      lying   Payouts  Comp-
                                                                        ensation Awards     Options ------   ensation
                                                                        -------- ------     ------           --------

Douglas Baker President, CEO                   1998     None     None     None     None     None     None     None
and Director                                   1997     None     None     None     None     None     None     None
                                               1996     None     None     None     None     None     None     None


Marco D'Alonzo, Secretary, CEO                 1998     None     None     None     None     None     None     None
and Director                                   1997     None     None     None     None     None     None     None
                                               1996     None     None     None     None     None     None     None

David Maltrotti, Executive                     1998     None     None     None     None     None     None     None
Vice Pesident                                  1997     None     None     None     None     None     None     None
                                               1996     None     None     None     None     None     None     None




ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's Common Stock, except as disclosed in the following paragraphs:

         On June 14, 1999 the Company's Board of Directors granted options to each of Mr. D'Alonzo and Baker to purchase 2,000,000 shares of common stock each at a purchase price of $.035 per share. The options are exercisable in whole or in part at any time until the earlier to occur of (i) the exercise of all options; (ii) he is no longer employed by the Company; and (iii) the expiration of ten years from the date of grant.


         Mr. David Maltrotti, Executive Vice President of Operations, is employed under a three year employment agreement. He received 10,000 share upon the execution of the agreement dated February 3, 1999. Under the agreement, he will receive 10,000 shares upon the opening of each Company owned restaurant. The agreement also grants Mr. Maltrotti options to acquire 200,000 shares of the Company's common stock. Option are exercisable at prices pursuant to the following schedule:


First Year:        50,000 options -  exercise price   $  .75 per share
Second Year:       50,000  option -  exercise price   $ 1.00 per share
Third Year:        50,000 option  -  exercise price   $ 1.25 per share
Fourth Year:       50,000 option  -  exercise price   $ 1.50 per share

The options are exercisable in whole or in part at any time until the earlier to occur of (I) the exercise of all options: (ii) he is no longer employed by the Company; and (iii) the expiration of three years from the date of the grant.

ITEM 8.  DESCRIPTION OF SECURITIES

         The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $.001 par value per share. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the shares of Common Stock issued and outstanding are fully paid and non-assessable.

         The Company has authorized the issuance of 10,000,000 shares of preferred stock, $.01 par value per share of which no shares are currently issued and outstanding. The Company does not plan to offer the preferred stock to the public.



PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information:

         The Company's Common Stock currently trades on the Over-The-Counter Bulletin Board (OTC:BB) under the trading symbol "HEXS". As of January 1999 the Company began trading on the NASD Bulletin Board. Since such time, there has been a limited trading market for the Company's Common Stock.

         The following table sets forth the highest and lowest bid prices for the Common Stock for each calendar quarter and subsequent interim period since the Common Stock commenced actual trading, as reported by the National Quotation Bureau, and represent interdealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions:




                                                   High Bid        Low Bid
                                                   --------        -------

Fiscal 1999
-----------


         First Quarter                               1.59            .13
         Second Quarter                              1.72            .75
         Third Quarter through
         September 24, 1999                          3.75            1.38

         There can be no assurance that an active public market for the Common Stock will develop or be sustained. In addition, the shares of Common Stock are subject to various governmental or regulatory body rules, which affect the liquidity of the shares.


Holders:

         There were approximately 35 holders of record of the Company's Common Stock as of September 24, 1999.

Dividends:

         The Company has never paid cash dividends on its Common Stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.


ITEM 2.  LEGAL PROCEEDINGS

         The Company is not a party to, and none of the Company's property is subject to any pending or threatened legal, governmental, administrative or judicial proceedings.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         There have been no changes in or disagreements with the Company's independent auditors.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         In September 1998, the Company sold 200,000 units at $ 0.10 per unit to residents in the states of Florida and Delaware in a private placement offering. Each unit consisted of one share of common stock and seven common stock purchase warrants. Each Warrant entitled the holder to purchase one share of common stock of the Company at a purchase price of $ 0.70 per share. The Warrants will expire November 1, 1999. As of such date, warrants to purchase 632,467 shares of common stock were exercised, which together with the sale of all units, resulted in total gross proceeds to the Company of $ 415,430. The offering was conducted in reliance on an exemption from registration under Rule 504 of Regulation D of the Securities Act of 1933, as amended (the "Securities Act").

         All certificates representing the shares of common stock comprising the units and the shares issued upon exercise of the warrants prior to April 7, 1999 do not bear a restrictive legend restricting transferability under the Securities Act. All shares of common stock issued upon exercise of warrants subsequent to April 7, 1999 bear a restrictive legend restricting transferability under the Securities Act.




ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 607.0850 of the Florida Business Corporation Act (the "FBCA") allows the Company to indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contende or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his or her conduct was unlawful.

         Section 607.0850 of the FBCA also allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by or in the right of the Company to procure a judgment in the Company's favor by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company. Indemnification shall not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction determining, after exhaustion of all appeals therefrom, to be liable to the Company or for amount paid in settlement to the Company, unless and only to the extent that, the court in which the proceeding was brought, or any other court of competent jurisdiction, determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         Section 607.0850 of the FBCA also provides that to the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any proceeding referred to in the paragraphs above, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. The Company's Articles of Incorporation provide for similar indemnification as provided by the FBCA.

PART F/S

FINANCIAL STATEMENTS June 30, 1999

         Accountant's  Report                                      F-1


         Financial Statements

              Balance Sheet                                        F-2

              Statement of Operations                              F-3

              Statement of Stockholders' Equity                    F-4

              Statement of Cash Flows                              F-5


           Notes to Financial Statements                           F-6-8

AUDITED FINANCIAL STATEMENTS December 31, 1998

         Accountant's  Report                                      F-9

         Financial Statements

              Balance Sheet                                        F-10

              Statement of Operations                              F-11

              Statement of Stockholders' Equity                    F-12

              Statement of Cash Flows                              F-13


           Notes to Financial Statements                           F-14-17


PART III.

ITEM 1.  Index to Exhibits

         The following exhibits are filed with this Form 10-SB:

Assigned Number                 Description
---------------                 -----------

(2)                             Articles of Incorporation,as amended*

(3)(ii)                         By-laws*

(10)                            Lease between Health Express USA, Inc. and Saul
                                Strachman*

(27)                            Financial Data Schedule

----------------------------------
*  To be filed by amendment.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:  October 4, 999.                             HEALTH EXPRESS USA, INC.


                                                     By:   /s/ Douglas Baker
                                                           -----------------
                                                              Douglas Baker
                                                              President

                            HEALTH EXPRESS USA, INC.

                              FINANCIAL STATEMENTS

                                Table of Contents


                                                                Page No.
                                                                --------
FINANCIAL STATEMENTS June 30, 1999

         Accountant's  Report                                      F-1


         Financial Statements

              Balance Sheet                                        F-2

              Statement of Operations                              F-3

              Statement of Stockholders' Equity                    F-4

              Statement of Cash Flows                              F-5


           Notes to Financial Statements                           F-6-8


AUDITED FINANCIAL STATEMENTS December 31, 1998

         Accountant's  Report                                      F-9


         Financial Statements

              Balance Sheet                                        F-10

              Statement of Operations                              F-11

              Statement of Stockholders' Equity                    F-12

              Statement of Cash Flows                              F-13


           Notes to Financial Statements                           F-14-17

                            HEALTH EXPRESS USA, INC.


                              FINANCIAL STATEMENTS

                                  June 30, 1999

                                Sartori CPA, P.A.
                             Accounting & Consulting

275 Commercial Boulevard,  Suite 260                     Phone   (954) 351-1154
Lauderdale by the Sea,  Florida  33308                   Fax     (954) 351-7760
--------------------------------------------------------------------------------



To the Board of Directors and Stockholders
Health Express USA, Inc.
Fort Lauderdale, Florida


I have compiled the accompanying balance sheet of Health Express USA, Inc. (a Florida development stage company) as of June 30, 1999 and the related statements of operations, stockholders' equity, and cash flows for the six months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them

I am not independent with respect to Health Express USA, Inc..


/s/ Sartori CPA, P.A.
--------------------
Sartori CPA, P.A.





August 12, 1999



                            HEALTH EXPRESS USA, INC.
                                  BALANCE SHEET
                                  June 30, 1999



              ASSETS

              Current Assets

              Cash                                                                    $     180,328
              Deposit on construction                                                        17,500
              Prepaid Rent                                                                    4,245
                                                                                        ------------

              Total Current Assets                                                          202,073
                                                                                        ------------

              Fixed Assets

              Restaurant equipment                                                           15,243
              Office equipment                                                                  500
              Sign                                                                              229
                                                                                        ------------

              Total Fixed Assets                                                             15,972
                                                                                        ------------

              Other Assets

              Prepaid Rent                                                                    5,305
              Deposits                                                                        4,350
                                                                                        ------------

              Total Other Assets                                                              9,655
                                                                                        ------------


              TOTAL ASSETS                                                            $     227,700
                                                                                        ============


              LIABILITIES AND STOCKHOLDERS' EQUITY

              Current Liabilities

              Notes payable to shareholders                                           $       1,000
              Notes payable                                                                   3,000
                                                                                        ------------

              Total Current Liabilities                                                       4,000
                                                                                        ------------


              STOCKHOLDERS' EQUITY

              Common Stock,$0.001 par value, 50,000,000 shares
              authorized, 5,012,633 shares issued and outstanding                             5,013
              Additional Paid-In Capital                                                    356,349
              Accumulated Deficit                                                          (137,662)
                                                                                        ------------
                                                                                            223,700


              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $     227,700
                                                                                        ============

                            HEALTH EXPRESS USA, INC.
                             STATEMENT OF OPERATIONS
                     For the six months ended June 30, 1999

              Expenses

              Accounting fees                                                         $       2,798
              Advertising and promotion                                                      41,809
              Advertising-Web site                                                              300
              Architect fees                                                                    700
              Auto expense                                                                    1,391
              Bank charges                                                                      131
              Compensatory restricted stock                                                      14
              Contract labor                                                                  9,452
              Delivery expense                                                                  621
              Equipment removal                                                                 300
              Fax service                                                                       462
              Fed ex expense                                                                    119
              Insurance-health                                                                4,160
              Insurance-liability                                                               369
              Legal                                                                           2,627
              Licenses and taxes                                                                185
              Lodging                                                                         2,557
              Meals                                                                           3,759
              Miscellaneous                                                                      83
              Moving expenses                                                                   670
              Office expense                                                                  2,935
              Office supplies                                                                 5,785
              Office water                                                                      119
              Officers commissions                                                            5,426
              Outside services                                                                2,820
              Payroll expense-salaries                                                       11,660
              Payroll expense-taxes                                                           1,137
              Postage meter                                                                   4,404
              Rent-restaurant                                                                13,089
              Rent-warehouse                                                                    495
              S & P listing fees                                                              3,975
              Software expense                                                                  205
              Telephone                                                                       6,683
              Trademark expense                                                                 639
              Uniforms                                                                           95
              Utilities-FPL                                                                     237
              Utilities-waste/water                                                             161
                                                                                        ------------

              Total Expenses                                                                132,372
                                                                                        ------------

              Net Loss                                                                $    (132,372)
                                                                                        ------------

              Accumulated Deficit - Beginning of Year                                        (5,290)
                                                                                        ------------

              Accumulated Deficit - End of Period                                     $    (137,662)
                                                                                        ============




                                   HEALTH EXPRESS USA, INC.
                   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                              For the six months ended June 30, 1999





                                                                               Additional
                                                                   $0.001       Paid-In
                                                      Shares     Par Value      Capital         Deficit           Total
                                                      ------     ---------      -------         -------           -----
       Balance December 31, 1998                   4,311,000       $4,311        $83,409          ($5,290)         $82,430

       Unrestricted stock
       Issuance of 116,333 shares
       at $ 0.70 per share                           116,333          116         81,317                -           81,433


       Restricted Stock
       Issuance of 254,800 shares
       at $ 0.35 per share                           254,800          255         88,925                -           89,180


       Restricted stock
       Issuance of 317,000 shares
       at $ 0.35 per share                           317,000          317        110,633                -          110,950

       Restricted stock
       Issuance of 13,500 shares
       at par for compensation - non cash             13,500           14                                               14

       Deferred offering costs                                                    (7,935)                           (7,935)


       Net Loss                                            -                           -         (132,372)        (132,372)
                                                 --------------------------------------------------------------------------



       Balance June 30, 1999                       5,012,633       $5,013       $356,349        ($137,662)        $223,700
                                                 ==========================================================================


                            HEALTH EXPRESS USA, INC.
                             STATEMENT OF CASH FLOWS
                     For the six months ended June 30, 1999



              OPERATING ACTIVITIES

              Net Loss                                                                $    (132,372)


              Adjustments to reconcile net loss to net
              cash used by operating activities
                Changes in assets and liabilities
                          Increase in deposits                                              (21,850)
                          Increase in prepaid expenses                                       (9,550)
                          Decrease in offering costs                                          7,935
                                                                                        ------------

              Net cash utilized by operating activities                                    (155,837)


              INVESTING ACTIVITIES

                Purchase of fixed assets                                                    (15,972)
                                                                                        ------------

              Net cash utilized by investing activities                                     (15,972)


              FINANCING ACTIVITIES

                Net proceeds from issuance of common stock                                  281,563
                Issuance of common stock for compensation-non cash                               14
                Increase in offering costs                                                   (7,935)
                                                                                        ------------

              Net cash provided by financing activities                                     273,642


              Net increase in cash and cash equivalents                               $     101,833
                                                                                        ------------

              Cash - Beginning of Period                                                     78,495
                                                                                        ------------

              Cash - End of Period                                                    $     180,328
                                                                                        ============

HEALTH EXPRESS USA, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 1999

1.  Summary of Significant Accounting Policies:

    General

    Health Express USA, Inc. (the Company) is a Florida corporation, formed on July 2, 1998. The Company is engaged in raising capital for a gourmet, fast-food health and nutrition restaurant. The financial statements and notes are the representations of the Company's management, who is responsible for their integrity and objectivity. The accounting policies of the Company are in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    Income Taxes

    Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income taxes under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

2.  Related Party Transactions

    As described in note 3, the Company is indebted to stockholders in the amount of $ 1,000. The loans carry no interest rate and are due on demand. The Company is also indebted to a corporation owned by the majority stockholders, in the amount of $ 3,000. The loan carries no interest and is payable on demand (note 4).

3.  Notes Payable - Shareholders

    As of June 30, 1999 notes payable to shareholders consisted of the following:

    Due to majority shareholder, dated August 7, 1998. The note
    is due on demand and carries no interest rate.                      $    500

    Due to majority shareholder, dated August 7, 1998. The note
    is due on demand and carries no interest rate.                           500
                                                                        --------
    Total notes payable to shareholders                                 $  1,000
                                                                        ========

HEALTH EXPRESS USA, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 1999



4.  Notes payable


    As of June 30, 1999 notes payable consisted of the following:


    Due to corporation owned by majority shareholders. The note is dated August 31, 1998, is due on demand and carries
    no interest.                                                        $  3,000
                                                                        ========


5.  Stockholders' Equity

    On June 10, 1999 the Company, through corporate resolution, provided for an increase in its capital stock from 15,000,000 shares to 50,000,000 authorized shares of common stock having a par value of $0.001 per share and 10,000,000 shares of "blank check" preferred stock. As of June 30, 1999 the Company has issued 5,012,633 shares of common stock. No preferred stock has been issued.

                                                               0.001        Paid-in
                                                 Shares      Par Value      Capital
                                                 ------      ---------      -------
Unrestricted Stock                                407,333    $      407   $  164,726
------------------                             ----------    ----------   ----------

Restricted Stock
----------------
Other Shareholders                                254,800           255       88,925
Corporate Officers                              4,317,000         4,317      110,633
Compensatory-non cash                              33,500            34
                                               ----------    ----------   ----------

Total Restricted Stock                          4,605,300         4,606      199,558
                                               ----------    ----------   ----------

Less: Offering Costs                                                          (7,935)
                                                                          ----------



 Total                                          5,012,633    $    5,013   $  356,349
                                               ==========    ==========   ==========

HEALTH EXPRESS USA, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 1999


6.  Lease Commitments


    The Company is obligated under a lease agreement on its restaurant location. The rental expense for the period ending June 30, 1999 is $ 13,089. The lease is for a five year year period ending December 31, 2003. The future minimum rental commitments are as follows:

            1999     $  25,470   (six months)
            2000        52,212
            2001        53,484
            2002        60,480
            2003        63,660

                            HEALTH EXPRESS USA, INC.

                          (A Development Stage Company)

                          AUDITED FINANCIAL STATEMENTS

                                December 31, 1998

                                Sartori CPA, P.A.
                             Accounting & Consulting


275 Commercial Boulevard,  Suite 260                        Phone (954) 351-1154
Lauderdale by the Sea,  Florida  33308                      Fax   (954) 351-7760
--------------------------------------------------------------------------------



                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders
Health Express USA, Inc.
Fort Lauderdale, Florida


I have audited the accompanying balance sheet of Health Express USA, Inc. (a Florida development stage company) as of December 31, 1998 and the related statement of operations, stockholders' equity, and cash flows for the period July 2, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Health Express USA, Inc. as of December 31, 1998 and the results of its operations and cash flows for the initial period then ended in conformity with generally accepted accounting principles.


/s/ Sartori CPA, P.A.
--------------------
Sartori CPA, P.A.


May 21, 1999



                            HEALTH EXPRESS USA, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 1998





              ASSETS


              Cash                                                                         $      78,495

              Deferred offering costs                                                              7,935
                                                                                             ------------



              TOTAL ASSETS                                                                 $      86,430
                                                                                             ============






              LIABILITIES AND STOCKHOLDERS' EQUITY

              Notes payable to shareholders                                                $       1,000
              Notes payable                                                                        3,000
                                                                                             ------------
                                                                                                   4,000
                                                                                             ------------


              STOCKHOLDERS' EQUITY

              Common Stock,$0.001 par value, 15,000,000 shares
              authorized, 4,311,000 shares issued and outstanding                                  4,311
              Additional Paid-In Capital                                                          83,409
              Deficit Accumulated During the Development Stage                                    (5,290)
                                                                                             ------------
                                                                                                  82,430



              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $      86,430
                                                                                             ============

                 See accompanying notes and accountant's report



                            HEALTH EXPRESS USA, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
            Period from July 2, 1998 (Inception) to December 31, 1998




              Expenses

              Officer's Compensation                        $       1,500
              Bank fees                                               109
              Accounting                                            1,000
              Licenses                                                 89
              Office expense                                        1,342
              Contract labor                                        1,250
                                                              ------------


              Net Loss                                      $       5,290
                                                              ============



                 See accompanying notes and accountant's report



                            HEALTH EXPRESS USA, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
            Period from July 2, 1998 (Inception) to December 31, 1998





                                                                                    Additional
                                                                         $0.001       Paid-In
                                                             Shares     Par Value     Capital      Deficit       Total
                                                             ------     ---------     -------      -------       -----
              Balance July 2, 1998                                   -           -             -            -

              Unrestricted stock
              Issuance of 200,000 shares
              at $ 0.10 per share                              200,000        $200       $19,800            -      $20,000


              Unrestricted stock
              Issuance of 91,000 shares
              at $ 0.70 per shares                              91,000          91        63,609            -       63,700


              Restricted stock
              Issuance of 20,000 shares
              for offering costs at par value                   20,000          20             -            -           20


              Restricted stock
              Issuance of 4,000,000 shares at par
              to officers and directors                      4,000,000       4,000             -            -         4000


              Net Loss (Development Stage)                           -                         -       (5,290)      (5,290)
                                                          -----------------------------------------------------------------



              Balance December 31, 1998                      4,311,000      $4,311       $83,409      ($5,290)     $82,430
                                                          =================================================================


                 See accompanying notes and accountant's report



                            HEALTH EXPRESS USA, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
            Period from July 2, 1998 (Inception) to December 31, 1998



              Cash flows from operating activities

              Net Loss                                                                     $      (5,290)
                                                                                             ------------

                          Net cash used by operating activities                                   (5,290)
                                                                                             ------------


              Cash flows from investing activities

              Increase in deferred offering costs                                                 (7,935)
                                                                                             ------------

                          Net cash used by investing activities                                   (7,935)
                                                                                             ------------


              Cash flows from financing activities

              New borrowings - notes payable to shareholders                                       1,000
              New borrowing - note payable                                                         3,000
              Net proceeds from issuance of common stock                                          87,700
              Issuance of common stock for offering costs - non cash                                  20
                                                                                             ------------

                          Net cash provided by financing activities                               91,720
                                                                                             ------------


              Net Increase in Cash                                                         $      78,495
                                                                                             ============


                 See accompanying notes and accountant's report

                            HEALTH EXPRESS USA, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998


1.  Summary of Significant Accounting Policies:


    General

    Health Express USA, Inc. (the Company) is a Florida corporation, formed on July 2, 1998. The Company is a development stage enterprise engaged in raising capital for a gourmet, fast-food health and nutrition restaurant. The financial statements and notes are the representations of the Company's management, who is responsible for their integrity and objectivity. The accounting policies of the Company are in accordance with generally accepted accounting principles and conform to the standards applicable to development stage companies. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    Income Taxes

    Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income taxes under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".


2.  Deferred Offering Costs

    Deferred offering costs to be incurred represent costs deferred pending completion of a proposed public offering. At the time the offering is completed, such costs will be netted against the proceeds received. Should the offering be unsuccessful, these costs will be expenses. Deferred offering costs include stock compensation paid to legal counsel. As of December 31, 1998 all of the Units representing shares have been issued and the offering is closed. Warrants remain outstanding as described in Note 6.

3.  Related Party Transactions

    As described in note 5, the Company is indebted to stockholders in the amount of $ 1,000. The loans carry no interest rate and are due on demand. The Company is also indebted to a corporation owned by the majority stockholders, in the amount of $ 3,000. The loan carries no interest and is payable on demand (note 6).

HEALTH EXPRESS USA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 1998



4.  Related Party Agreements

    On July 15, 1998 the Company entered into an Attorney Fee Agreement which includes as compensation the issuance of 20,000 shares at par value toward offering costs.



5.  Notes Payable - Shareholders


    As of August 31, 1998 notes payable to shareholders consisted of the following:


    Due to majority shareholder, dated August 7, 1998. The note
    is due on demand and carries no interest rate.                     $     500

    Due to majority shareholder, dated August 7, 1998. The note
    is due on demand and carries no interest rate.                           500
                                                                       ---------
    Total notes payable to shareholders                                $   1,000
                                                                       =========



6.  Notes payable


    As of December 31, 1998 notes payable consisted of the following:


    Due to corporation owned by majority shareholders. The note is dated August 31, 1998, is due on demand and carries
    no interest.                                                       $   3,000
                                                                       =========

HEALTH EXPRESS USA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 1998


6. Stockholders' Equity

     The Company is authorized to issue 15,000,000 shares of common stock having a par value of $0.001 per share. As of December 31, 1998 the Company has issued 4,311,000 shares to its shareholders.

                                                        0.001      Paid-in
                                           Shares     Par Value    Capital
                                           ------     ---------    -------
Unrestricted Stock                          291,000   $     291   $  83,409
------------------                        ---------   ---------   ---------

Restricted Stock
----------------
Corporate Officers                        4,000,000       4,000
Legal counsel-non cash                       20,000          20
                                          ---------   ---------

Total Restricted Stock                    4,020,000       4,020
                                          ---------   ---------




 Total                                    4,311,000   $   4,311   $  83,409
                                          =========   =========   =========


     The value of the shares issued to the legal counsel is included in deferred offering costs No monetary consideration has been paid for these shares.

     Unrestricted stock represents the issuance of 200,000 Units, each unit consisting of one share of Common Stock at a price of $0.10 with Warrants which entitle the record owner to purchase seven (7) shares of Common Stock at $ 0.70 per share. Total common stock to be issued through the exercise of the warrants is 1,600,000. As of December 31, 1998 the Company has issued all of its Units at $0.10 per unit and 91,000 shares have been issued through the exercise of warrants. The warrants will expire August 31, 1999


                                                           $0.001              Paid-in
                                           Price          Par Value           Capital
                                           -----          ---------           -------
     Issuance of   200,000 shares          $0.10          $   200             $   19,800
     Warrants for   91,000 shares          $0.70               91                 63,609
                   -------                                -------             ----------

       Total       291,000 shares                         $   291             $   83,409
                                                          =======             ==========

HEALTH EXPRESS USA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 1998


7.   Commitments

     The Company is conducting a proposed offering subject to the Securities and Exchange Commission Regulation D "Private Offering". This offering is in reliance on the exemption from registration under Regulation D of the Securities Act of 1933, Rule 504.


8.   Subsequent Events

     As of January 1999 the Company has began trading on the NASD Bulletin
     Board.